FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Six months ended September 30, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Supplement for Financial Summary – Six months ended September 30, 2015

The following supplement for financial summary reports certain supplemental financial information of Nomura for the six months ended September 30, 2015.

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Operating Results

For the six months ended September 30, 2015, Nomura reported net revenue of 760.6 billion yen, an increase of 2.1% from the same period in the prior year, and income before income taxes of 125.9 billion yen, an increase of 0.2% from the same period in the prior year. Net income attributable to NHI shareholders was 115.3 billion yen, an increase of 58.5% from the same period in the prior year. Basic-Net income attributable to NHI shareholders per share was 32.06 yen and Diluted-Net income attributable to NHI shareholders per share was 31.26 yen. Annualized return on shareholders’ equity1 was 8.4%.

Expenses

Non-interest expenses for the six months ended September 30, 2015 increased by 2.5% from the same period in the prior year to 634.7 billion yen.

Financial Position

As of September 30, 2015, Nomura’s total capital ratio2 was 15.0% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 13.1%. Nomura had total assets of 43,960.3 billion yen, an increase of 2,177.1 billion yen compared to March 31, 2015, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2015 were 41,165.4 billion yen, an increase of 2,127.1 billion yen compared to March 31, 2015, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2015 was 2,794.9 billion yen, an increase of 50.0 billion yen compared to March 31, 2015. Leverage ratio as of September 30, 2015 was 15.9 and net leverage ratio3 was 9.7.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by two.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2015.
NHI has been assigned as a saishu shitei oyagaisha (a “Final Designated Parent Company”) which must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) since April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.
[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

As of September 30, 2015, total NHI shareholder’s equity was 2,761.7 billion yen, which represented an increase of 53.9 billion yen compared to March 31, 2015.

Level 3 assets (net)4 were approximately 0.3 trillion yen as of September 30, 2015.

Cash Dividends

	For the year ended March 31
	2015	2016	2016 (Plan)
		(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	6.00	10.00	—
At December 31	—	—	—
At March 31	13.00	—	Unconfirmed
For the year	19.00	—	Unconfirmed

Value at Risk

Value at risk5 as of September 30, 2015 was 5.4 billion yen, which represents a 16.2% increase compared to March 31, 2015.

Number of Employees

As of September 30, 2015, Nomura had 29,251 employees globally (Japan: 16,381, Europe: 3,494, Americas: 2,514, Asia-Pacific (including the Powai office in India): 6,862).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2015.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level. The time horizon for Nomura’s outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Business Segment Information

i.	Retail

Net revenue for the six months ended September 30, 2015 was 246.3 billion yen, a 9.6% increase from the same period in the prior year, primarily due to increases in commissions from brokerage and fees from investment banking. Non-interest expenses increased by 2.8% to 158.7 billion yen. As a result, income before income taxes increased by 24.4% to 87.6 billion yen.

Retail client assets as of September 30, 2015 were 103.0 trillion yen, comprised of 62.3 trillion yen in equities, 5.6 trillion yen in foreign currency bonds, 11.8 trillion yen in domestic bonds including CBs and warrants, 8.8 trillion yen in stock investment trusts, 7.3 trillion yen in bond investment trusts, 1.6 trillion yen in overseas mutual funds, and 5.7 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	224.8	246.3	9.6
Non-interest expenses	154.3	158.7	2.8

Income (loss) before income taxes	70.5	87.6	24.4

ii.	Asset Management

Net revenue increased by 10.5% from the same period in the prior year to 49.8 billion yen. Non-interest expenses increased by 2.3% to 29.6 billion yen. As a result, income before income taxes increased by 25.3% to 20.2 billion yen. Assets under management were 40.0 trillion yen as of September 30, 2015, an increase of 0.7 trillion yen from March 31, 2015.

In addition, Nomura’s7 share of the public investment trust market in Japan as of September 30, 2015 was 24.9%8. Also as of September 30, 2015, Nomura’s7 share in Japan of public stock investment trusts was 21%8, while Nomura’s7 share of public bond investment trusts was 43%8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	45.0	49.8	10.5
Non-interest expenses	28.9	29.6	2.3

Income (loss) before income taxes	16.1	20.2	25.3

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

iii.	Wholesale

Net revenue increased by 4.9% from the same period in the prior year to 398.1 billion yen (167.3 billion yen from Fixed Income, 167.6 billion yen from Equities, and 63.2 billion yen from Investment Banking). Non-interest expenses increased by 5.2% to 369.8 billion yen. As a result, income before income taxes was 28.3 billion yen, an increase of 1.3% from the same period in the prior year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	379.5	398.1	4.9
Non-interest expenses	351.5	369.8	5.2

Income (loss) before income taxes	27.9	28.3	1.3

iv. Other Operating Results

Net revenue was 68.3 billion yen. Loss before income taxes was 8.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	89.3	68.3	(23.5)
Non-interest expenses	84.2	76.6	(9.0)

Income (loss) before income taxes	5.1	(8.3)	—

Business Segment Information

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue

Business segment information:
Retail	224,803	246,347	9.6
Asset Management	45,029	49,771	10.5
Wholesale	379,456	398,095	4.9

Subtotal	649,288	694,213	6.9
Other	89,294	68,324	(23.5)

Net revenue	738,582	762,537	3.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,089	(1,901)	—

Net revenue	744,671	760,636	2.1

Non-interest expenses

Business segment information:
Retail	154,332	158,703	2.8
Asset Management	28,946	29,613	2.3
Wholesale	351,508	369,795	5.2

Subtotal	534,786	558,111	4.4
Other	84,206	76,636	(9.0)

Non-interest expenses	618,992	634,747	2.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	618,992	634,747	2.5

Income (loss) before income taxes

Business segment information:
Retail	70,471	87,644	24.4
Asset Management	16,083	20,158	25.3
Wholesale	27,948	28,300	1.3

Subtotal	114,502	136,102	18.9
Other *	5,088	(8,312)	—

Income (loss) before income taxes	119,590	127,790	6.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,089	(1,901)	—

Income (loss) before income taxes	125,679	125,889	0.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net gain (loss) related to economic hedging transactions	9,088	(1,501)	—
Realized gain (loss) on investments in equity securities held for operating purposes	3,145	205	(93.5)
Equity in earnings of affiliates	11,462	22,885	99.7
Corporate items	(11,482)	(43,925)	—
Other	(7,125)	14,024	—

Total	5,088	(8,321)	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the six months ended September 30, 2015, in accordance with U.S. GAAP.

Millions of yen
For the six months ended September 30, 2015
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥102,421
Add: Fixed charges	165,719
Distributed income of equity investees	5,624

Earnings as defined	¥273,764

Fixed charges	¥165,719
Ratio of earnings to fixed charges[9]	1.7

[9]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS10

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2015. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2015.

Millions of yen
As of September 30, 2015
Short-term borrowings	¥561,078
Long-term borrowings	8,293,712
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of September 30, 2015
Issued—3,822,562,601 shares as of September 30, 2015
Outstanding—3,597,179,205 shares as of September 30, 2015	594,493
Additional paid-in capital	690,149
Retained earnings	1,512,565
Accumulated other comprehensive income (loss)	120,674

Total NHI shareholders’ equity before treasury stock	2,917,881
Common stock held in treasury, at cost—225,383,396 shares as of September 30, 2015	(156,221)

Total NHI shareholders’ equity	2,761,660
Noncontrolling interests	33,276

Total equity	2,794,936

Total capitalization and indebtedness	¥11,649,726

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥9,227 million as of September 30, 2015.

Disclaimers

•	This document is produced by Nomura. Copyright 2015 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2015.